BAKER & McKENZIE
麥堅時律師行

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

04036757

30 Aug 2004

Our ref: 32073984-130435

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated May 20, 2004, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

pp. Michelle Li

Allen Shyu / Michelle Li

Encl.

KHL00002.DOC

dlw 9/8

PROCESSED
SEP 08 2004
THOMSON FINANCIAL

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of May 20, 2004

1. Announcement of 2004 Interim Results.
2. 2004 Interim Report.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

2004 INTERIM RESULTS

The Board of Directors of Huadian Power International Corporation Limited (the "Company") hereby announces the unaudited interim results of the Company and its subsidiaries (the "Group") and its jointly controlled entities for the six months ended 30 June 2004 (the "Period"), prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting", together with the unaudited interim results for the six months ended 30 June 2003 for comparison. Although the financial report for the six months ended 30 June 2004 has not been audited, it has been reviewed by KPMG, Certified Public Accountants and the auditors of the Company, in accordance with the Statement of Auditing Standard 700 "Engagements to Review Interim Financial Reports" issued by Hong Kong Society of Accountants. KPMG's independent review report to the Board of Directors will be included in the 2004 interim report to be despatched to the shareholders of the Company. A detailed interim results announcement of the Company for the Period containing all the information required by the relevant and applicable provisions under Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") will be published on the website of The Stock Exchange of Hong Kong Limited ("Stock Exchange") as soon as practicable.

CONSOLIDATED INCOME STATEMENT

for the six months ended 30 June 2004 (unaudited)

(Expressed in Renminbi)

		Six months ended 30 June	
		2004	2003
	Note	***RMB'000***	*RMB'000*
Turnover	1	**4,767,278**	4,095,677
Operating expenses			
Coal consumption		**(1,910,264)**	(1,419,385)
Depreciation and amortisation		**(748,279)**	(618,672)
Major overhaul expenses		**(112,764)**	(151,916)
Repairs and maintenance		**(62,305)**	(95,519)
Personnel costs		**(394,056)**	(203,632)
Selling and administration expenses		**(140,391)**	(213,275)
Sales related taxes		**(54,724)**	(49,831)
Other operating expenses		**(107,384)**	(85,894)
		(3,530,167)	(2,838,124)
Operating profit		**1,237,111**	1,257,553
Other income		**5,693**	124
Net finance costs	2	**(229,288)**	(235,676)
Non-operating income/(expenses) (net)		**3,274**	(1,687)
Profit from ordinary activities before taxation	3	**1,016,790**	1,020,314
Taxation	4	**(333,477)**	(340,194)
Profit from ordinary activities after taxation		**683,313**	680,120
Minority interests		**(24,177)**	(9,544)
Profit attributable to shareholders		**659,136**	670,576
Basic earnings per share	5	**RMB 0.125**	RMB 0.128

Note:

(1) **Turnover**

Turnover represents the sales of electricity and heat, net of value added tax.

(2) **Net finance costs**

	Six months ended 30 June	
	2004	2003
	RMB'000	*RMB'000*
Interest on bank and other loans	**303,851**	258,446
Less: interest capitalised	**(43,534)**	(15,690)
Net interest expenses	**260,317**	242,756
Less: interest income	**(6,960)**	(7,080)
net revaluation gain on derivative financial instruments	**(24,069)**	—
Net finance costs	**229,288**	235,676

The interest costs have been capitalised at a rate of 4.95% per annum (six months ended 30 June 2003: 5.64% per annum) for construction in progress.

(3) **Profit from ordinary activities before taxation**

Profit from ordinary activities before taxation is arrived at after charging:

	Six months ended 30 June	
	2004	2003
	RMB'000	*RMB'000*
Cost of inventories	**2,127,061**	1,519,459
Amortisation of intangible assets and lease prepayments	**11,730**	10,075
Depreciation	**736,549**	608,597

(4) **Taxation**

	Six months ended 30 June	
	2004	2003
	RMB'000	*RMB'000*
Charge for the People's Republic of China ("PRC") enterprise income tax	**312,920**	330,611
Deferred tax expenses	**20,557**	9,583
	333,477	340,194

The charge for PRC enterprise income tax is calculated at the rate of 33% (six months ended 30 June 2003: 33%) on the estimated assessable profit of the Group for the six months ended 30 June 2004.

(5) **Earnings per share**

(i) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of the Company for the six months ended 30 June 2004 of RMB659,136,000 (six months ended 30 June 2003: RMB670,576,000) and the number of shares in issue during the six months ended 30 June 2004 of 5,256,084,200 (six months ended 30 June 2003: 5,256,084,200).

(ii) Diluted earnings per share

There were no dilutive potential shares in existence during the six months ended 30 June 2003 and 2004 respectively.

CONSOLIDATED BALANCE SHEET

as at 30 June 2004 (unaudited)

(Expressed in Renminbi)

	At 30 June 2004 *RMB'000*	At 31 December 2003 *RMB'000*
Non-current assets		
Property, plant and equipment	**18,687,318**	17,162,513
Construction in progress	**2,682,671**	709,699
Lease prepayments	**394,067**	390,597
Intangible assets	**54,832**	41,001
Interest in associates	**209,800**	173,600
Investments	**145,639**	133,039
Deposits	—	237,800
Deferred tax assets	**49,204**	57,903
	22,223,531	18,906,152
Current assets		
Inventories	**294,926**	189,339
Deposits, other receivables and prepayments	**423,181**	58,676
Trade receivables	**777,700**	835,677
Fixed deposits maturing over three months	**31,650**	21,032
Cash and cash equivalents	**1,183,284**	568,839
	2,710,741	1,673,563
Current liabilities		
Bank loans	**2,646,317**	824,224
Other loans	**225,506**	10,506
Current portion of loans from a shareholder	—	36,944
Current portion of state loan	**8,772**	8,451
Trade and other payables	**1,653,336**	1,555,817
Dividend payable	**183,963**	—
Tax payable	**169,473**	172,734
	4,887,367	2,608,676
Net current liabilities	**(2,176,626)**	(935,113)
Total assets less current liabilities	**20,046,905**	17,971,039

Non-current liabilities		
Bank loans	**8,084,511**	7,222,493
Loans from a shareholder	**510,000**	510,000
State loan	**84,137**	88,601
Other loans	**1,191,154**	642,406
Deferred government grant	**34,220**	11,220
Deferred tax liabilities	**208,428**	192,797
	10,112,450	8,667,517
	9,934,455	9,303,522
Equity		
Share capital	**5,256,084**	5,256,084
Capital reserve	**778,040**	778,040
Statutory common reserve	**816,355**	816,355
Statutory common welfare fund	**283,920**	283,920
Retained profits	**2,457,710**	1,982,537
	9,592,109	9,116,936
Minority interests	**342,346**	186,586
Total equity and minority interests	**9,934,455**	9,303,522

INTERIM RESULTS AND INTERIM DIVIDEND

During the Period, net profit of the Group amounted to approximately RMB659 million, representing a decrease of approximately 1.71% when compared with that for the corresponding period in last year. Earnings per share were approximately RMB0.125.

The Board of Directors resolved to distribute an interim dividend of RMB0.02 per share for the six months ended 30 June 2004. Dividend for domestic shares will be distributed and paid in Renminbi whereas dividend for H shares will be declared in Renminbi and paid in Hong Kong dollars (at the average exchange rate of converting Renminbi to Hong Kong dollars as quoted by the People's Bank of China for the week immediately preceding Tuesday, 17 August 2004). The interim dividend will be distributed to shareholders of the Company whose names appear on the register of shareholders of the Company at the close of business on Thursday, 9 September 2004. The register of shareholders of the Company will be closed from Friday, 3 September 2004 to Thursday, 9 September 2004 (both days inclusive), during which no share transfer will be registered. To qualify for the dividend, registered holders of H shares of the Company should lodge their instruments of transfer and the relevant share certificates with the H share registrar of the Company, Hong Kong Registrars Limited at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong no later than 4:00 p.m. on Thursday, 2 September 2004. The dividend will be distributed on Friday, 15 October 2004.

BUSINESS REVIEW FOR THE PERIOD

Power Generation Management

During the first half of 2004, electricity generation of the Group amounted to 17,419 million kWh, representing an increase of 2,754 million kWh or 18.78% over the 14,665 million kWh for the corresponding period last year. On-grid power supply amounted to 16,255 million kWh, an increase of 18.29% over the 13,742 million kWh for the same period last year.

As at 30 June 2004, the total installed capacity managed by the Group amounted to 7,980MW, of which the total interested installed capacity amounted to 6,868.5MW. Currently, the total installed capacity managed by the Group reached 8,280MW, of which the total interested installed capacity amounted to 7,108.5MW, as set out as follows:

Name of Power Plant	Capacity (MW)	Equity interest held by the Company	Composition of generating units	Remarks
Zouxian Plant	2,540	100%	2 x 600MW + 4 x 335MW	
Shiliquan Plant	1,270	100%	2 x 300MW + 3 x 140MW + 2 x 125MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Qingdao Plant	660	55%	2 x 300MW + 60MW	
Weifang Plant	660	30%	2 x 330MW	
Huadian Zibo Power Company Limited ("Zibo Company")	447	100%	2 x 135MW + 2 x 88.5MW	
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company")	270	70%	2 x 135MW	
Shandong Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")	333	54.49%	2 x 150MW + 1 x 33MW	

Name of Power Plant	Capacity (MW)	Equity interest held by the Company	Composition of generating units	Remarks
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	900	80%	3 x 300MW	1 x 300MW generating unit under construction
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company")	—	50%		2 x 330MW generating units under construction
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Company")	—	31.11%		
Total capacity managed by the Group	8,280			
Total interested capacity	7,108.5			

Infrastructure Construction Projects

All of the Group's projects under construction have been progressing smoothly as scheduled. The third 300MW generating unit of Guangan Company, 80% owned by the Company, officially commenced commercial operation on 21 July 2004.

1. Construction in Progress

To date, the Group's projects in progress include one 300MW generating unit of the Phase II expansion project of Guangan Company and two 330MW generating units of Zhongning Company. It is expected that these generating units will be put into operation by the end of 2004 and in 2005 respectively.

2. Preliminary Projects

The Company will expand the two 300MW coal-fired heat and electricity co-generating units of Qingdao Plant Phase II, which is 55% owned by the Company. The project proposal has been accepted and approved by the relevant State authority. The Company strives to commence construction of the project in 2004 and intends to put them into production in 2005 and 2006 respectively.

Feasibility report of the Phase IV expansion project of Zouxian Plant, which is wholly owned by the Company, has been submitted to the State Development and Reform Commission ("SDRC") for approval. The two 1,000MW generating units of the project are expected to commence construction by the end of 2004 and enter operation in 2007 and 2008 respectively.

Based on the development strategy of "diversifying the generation business with a focus on thermal electric power and developing hydropower and fuel projects in an appropriate way", the Company has started to engage in hydropower projects. The Board of Directors has approved the Company to commence the preliminary work for the development of the four 200MW hydropower generating units of Sichuan Luding Hydropower Station. Construction and operation of these generating units are expected to commence in 2005 and 2009 respectively.

Other preliminary projects of the Group include: two 670MW supercritical coal-fired generating units of Weifang Plant Phase II (60% owned); two 600MW coal-fired generating units of the newly-constructed Lingwu Plant Phase 1 (70% owned); two 600MW coal-fired generating units of Guangan Company Phase III (80% owned); two 600MW supercritical coal-fired generating units of the newly-constructed Laizhou Plant Phase I (wholly owned); two 600MW supercritical coal-fired generating units of the newly-constructed Tengzhou Plant Phase I (wholly owned); two 315MW heat and electricity co-generating units of Tengzhou Company Phase II (54.49% owned); and two 300MW heat and electricity co-generating units of Zhangqiu Company Phase II (90% owned). Proposals of all these projects have been submitted to SDRC.

Proposed Acquisition

On 29 June 2004, the Company entered into an equity transfer agreement in respect of Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company") ("Chizhou Acquisition Agreement") with its controlling shareholder, China Huadian Corporation ("China Huadian"), pursuant to which the Company will acquire China Huadian's 40% equity interest in Chizhou Company for a consideration of RMB79,740,000 (approximately HK$75,230,000), which is expected to be settled by internal funds. Chizhou Acquisition Agreement is conditional upon the completion of filing and recordal procedures at the State-owned Assets Management Authority with regard to the relevant evaluation results, in addition to its relevant approval having been obtained confirming that the 40% interest of Chizhou Company is transferrable to the Company by means of a share transfer agreement. According to Chizhou Acquisition Agreement, in the event that any condition is not fulfilled by 1 October 2004, the Company may elect to terminate the agreement. The Company is required to make a cash payment in a lump sum to China Hudian in respect of the consideration within 10 days following the fulfillment of the conditions precedent set forth in Chizhou Acquisition Agreement, which will consequently be completed on the next day, and the Company will become the largest shareholder of Chizhou Company.

Located in Anhui Province, the PRC, Chizhou Company will mainly engage in electricity generation in the province. Its generating units include two 300MW coal-fired units, which are now under construction and expected to commence operation in November 2005 and May 2006 respectively. By then, they will be integrated into the Eastern China power grid. Details regarding the acquisition are set out in the Company's connected transaction announcement dated 30 June 2004.

Progress of Proposed Issue of A Shares

On 23 June 2004, the proposed issue of A shares by the Company was examined and has been verified by the Public Offering Review Committee of China Securities Regulatory Commission. Should there be any further material developments on the proposal, the Company will, if and when considered applicable and appropriate, issue further announcements in accordance with the relevant disclosure requirements under the Listing Rules. Details regarding the proposal are set out in the Company's announcement and circular dated 14 May 2004, and the relevant announcements dated 25 June 2004 and 29 June 2004 respectively.

Other Matters

According to the resolution passed at the meeting of the Board of Directors held on 28 March 2004, the Company's Supervisory Committee was reorganized to consist of five members, including two non-executive directors, Peng Xingyu and Wang Yingli, and three independent non-executive directors, Hu Yuanmu, Ding Huiping and Wang Chuanshun.

MANAGEMENT DISCUSSION AND ANALYSIS

Economic Environment and Power Demand

The PRC economy maintained a steady growth in the first half of 2004, with Gross Domestic Product ("GDP") of the State amounting to approximately RMB5,877.3 billion, representing an increase of 9.7% over the same period in 2003. GDP of Shandong Province, in which the Group's services are mainly based, was approximately RMB689.96 billion, representing an increase of 15.2% over the same period of the previous year, and was 5.5 percentage points higher than the national average. GDP of Sichuan Province was approximately RMB276.84 billion, representing an increase of 13.5% over the same period last year, and was 3.8 percentage points higher than the national average.

In the first half of 2004, the power consumption of the whole society of Shandong Province amounted to 77,726 million kWh, representing an increase of 18.16% over the same period last year. The industrial sector of Shandong Province consumed 60,356 million kWh, representing an increase of 21.02% over the same period last year and accounting for 77.65% of the total power consumption of the province. The agriculture, fisheries and water conservancy industries consumed 2,960 million kWh, representing an increase of 6.02% over the same period last year and accounting for 3.81% of the total power consumption of the province. The power consumed by the urban and rural residents amounted to 8,205 million kWh, representing an increase of 7.70% over the same period last year and accounting for 10.56% of the total power consumption of the province.

In the first half of 2004, the power consumption of the whole society of Sichuan Province amounted to 28,752 million kWh, increased by 17% when compared with that for the same period last year.

Turnover and Profit

During the Period, the Group's turnover amounted to about RMB4,767 million, representing an increase of about 16.4% when compared with that for the corresponding period last year; the operating profit amounted to about RMB1,237 million, representing a decrease of about 1.63% when compared with that for the corresponding period last year; net profit amounted to approximately RMB659 million, representing a decrease of about 1.71% from the corresponding period of the previous year.

Operating Expenses

During the Period, the operating expenses of the Group amounted to approximately RMB3,530 million, representing an increase of about 24.38% when compared with the corresponding period last year, which was attributable to a growth in the volume of power generation and a rise in coal prices.

The principal operating expense of the Group was the coal costs. During the Period, such costs amounted to RMB1,910 million, accounting for 54.11% of the Group's total operating expenses. During the first half of 2004, the unit price of standard coal amounted to RMB323.74/tonne, representing an increase of 13% over the same period last year.

During the period, expenses for major overhauls, repairs and maintenance, personnel costs and selling and administration expenses of the Group totalled RMB710 million, which showed an increase of RMB45.18 million or 6.8% over the same period last year and was lower than the 23.48% growth in the average installed capacity.

During the Period, depreciation and amortization expenses of the Group amounted to RMB748 million, increased by RMB130 million over the same period last year. This was mainly due to an increase in the Group's depreciation arising from the additional assets of generating units.

Other operating expenses amounted to RMB107 million, an increase of RMB21.49 million over the same period last year. The main reasons for the increase was due to the increased oil costs.

Finance Costs

During the Period, net finance costs borne by the Group amounted to RMB229 million, representing a decrease of 2.71% when compared with the corresponding period of the previous year, of which interest expenses amounted to RMB260 million, representing an increase of 7.23% when compared with the corresponding period last year. This was mainly attributable to the increase in the interest expenses of Guangan Company.

Indebtedness

As at 30 June 2004, the borrowings of the Group amounted to RMB12,750 million, of which loans denominated in US dollars amounted to US$202 million. The gearing ratio was 60.16%.

Major Operating Statistics

The table below sets out the major operating statistics of the Group's power plants during the first half of 2004:

	Power plants/companies									
Items	Zouxian	Shiliquan	Laicheng	Qingdao	Weifang	Zibo	Zhangqiu	Tengzhou	Guangan	Total
Interest owned(%)	100	100	100	55	30	100	70	54.49	80	—
Installed capacity (MW)	2,540	1,270	1,200	660	660	447	270	333	600	7,980
Average utilization hours	2,367	2,208	2,352	2,500	2,483	2,217	2,200	2,168	3,414	2,416
Total amount of electricity generated ('million MWh)	6.01	2.80	2.82	1.65	1.64	1.02	0.59	0.72	2.05	17.42
Total amount of electricity supplied ('million MWh)	5.68	2.61	2.66	1.53	1.54	0.88	0.55	0.67	1.90	16.26
Equivalent availability factor (%)	91.62	90.51	93.95	95.10	92.86	86.09	88.84	93.81	87.92	91.59
Capacity factor(%)	54.19	50.54	53.85	57.22	56.85	52.12	50.37	49.62	78.17	55.39
Equivalent forced outage rate (%)	0.12	0	0	1.10	0.10	4.94	0.07	0	1.29	0.53
Electricity supplied coal consumption (g/kWh)	334.21	360.62	342.93	346.83	350.10	370.68	373.78	373.09	340.00	346.80

Note:

For Qingdao and Weifang Plants, total amounts of electricity generated and supplied were calculated in proportion to the percentage of interest the Company owns. Such items were calculated on a 100% basis in respect of the other companies in which the Company owns more than 50%.

Save as the information disclosed in this announcement, information about the Group's other matters, which are required by and set out in paragraph 32 of Appendix 16 to the Listing Rules, has not changed materially from that included in the Company's 2003 Annual Report.

Business Outlook for the Second Half of 2004

1. To ensure that the power plants under the Group are operated safely and are able to expand generation capacities, while maintaining a steady growth in utilization hours;

2. To strengthen cost control with particular emphasis on controlling the rise in fuel costs, in addition to making efforts in controlling the increase in unit fuel cost through the adoption of a number of effective measures;

3. To ensure safety in the construction of the fourth 300MW generating unit of Guangan Company and the two 330MW generating units of Zhongning Company, control the progress of such construction projects effectively, maintain the quality of works, minimize unit costs, and strive to achieve commencement of commercial operation of the fourth generating unit of Guangan Company by the end of 2004;

4. With the support from China Huadian, to continue the Group's efforts in exploring power generation markets in the country, proactively pushing forth the progress of the Group's preliminary projects and taking full advantage of mine-mouth power plant's low cost edge;

5. To foster sales and marketing work and increase the utilization rate of power generating equipment to boost power generation volume;

6. To actively explore additional fund-raising channels so as to lower the Company's finance costs and rationalize its capital structure, and prepare ahead for meeting future financing needs arising from business expansion. To endeavour to complete the Company's proposed issue of A shares in the second half of the year.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

During the Period, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of its securities ('securities' having the meaning as ascribed in the Listing Rules) .

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 30 June 2004, the Group's deposits placed with financial institutions or other parties did not include any designated or trust deposits, or any material deposits which could not be collected by the Group upon maturity.

MATERIAL LITIGATION

As at 30 June 2004, the Group was not involved in any material litigation or arbitration. Besides, no litigation or claim of material importance was known to the Directors of the Company to be pending or threatened by or against the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Group is not, or was not for any part of the Period, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

By order of the Board of Directors
Huadian Power International Corporation Limited
He Gong
Chairman

The Board of Directors as at the date hereof comprises of:

He Gong	*(Chairman)*
Da Hongxing	*(Executive Director)*
Zhu Chongli	*(Non-executive Director)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Peng Xingyu	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Wang Yingli	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*

Jinan, Shandong, the PRC
17 August 2004

* *for identification purpose only*

The Board of Directors of Huadian Power International Corporation Limited (the "Company") hereby presents the unaudited interim financial report of the Company and its subsidiaries (the "Group") and its jointly controlled entities for the six months ended 30 June 2004 (the "Period"), prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting". Although the financial report for the six months ended 30 June 2004 has not been audited, it has been reviewed by KPMG, Certified Public Accountants and the auditors of the Company, in accordance with the Statement of Auditing Standard 700 "Engagements to Review Interim Financial Reports" issued by Hong Kong Society of Accountants. KPMG's independent review report to the Board of Directors is set out on page 28.

INTERIM RESULTS AND INTERIM DIVIDEND

During the Period, net profit of the Group amounted to approximately RMB659 million, representing a decrease of approximately 1.71% when compared with that for the corresponding period in last year. Earnings per share were approximately RMB0.125.

The Board of Directors resolved to distribute an interim dividend of RMB0.02 per share for the six months ended 30 June 2004. Dividend for domestic shares will be distributed and paid in Renminbi whereas dividend for H shares will be declared in Renminbi and paid in Hong Kong dollars (at the average exchange rate of converting Renminbi to Hong Kong dollars as quoted by the People's Bank of China for the week immediately preceding Tuesday, 17 August 2004). The interim dividend will be distributed to shareholders of the Company whose names appear on the register of shareholders of the Company at the close of business on Thursday, 9 September 2004. The register of shareholders of the Company will be closed from Friday, 3 September 2004 to Thursday, 9 September 2004 (both days inclusive), during which no share transfer will be registered. To qualify for the dividend, registered holders of H shares of the Company should lodge their instruments of transfer and the relevant share certificates with the H share registrar of the Company, Hong Kong Registrars Limited at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong no later than 4:00 p.m. on Thursday, 2 September 2004. The dividend will be distributed on Friday, 15 October 2004.

BUSINESS REVIEW FOR THE PERIOD

Power Generation Management

During the first half of 2004, electricity generation of the Group amounted to 17,419 million kWh, representing an increase of 2,754 million kWh or 18.78% over the 14,665 million kWh for the corresponding period last year. On-grid power supply amounted to 16,255 million kWh, an increase of 18.29% over the 13,742 million kWh for the same period last year.

As at 30 June 2004, the total installed capacity managed by the Group amounted to 7,980MW, of which the total interested installed capacity amounted to 6,868.5MW. Currently, the total installed capacity managed by the Group reached 8,280MW, of which the total interested installed capacity amounted to 7,108.5MW, as set out as follows:

Name of Power Plant	Capacity (MW)	Equity Interest held by the Company	Composition of generating units	Remarks
Zouxian Plant	2,540	100%	2 x 600MW + 4 x 335MW	
Shiliquan Plant	1,270	100%	2 x 300MW + 3 x 140MW + 2 x 125MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Qingdao Plant	660	55%	2 x 300MW + 60MW	
Weifang Plant	660	30%	2 x 330MW	
Huadian Zibo Power Company Limited ("Zibo Company")	447	100%	2 x 135MW + 2 x 88.5MW	
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company")	270	70%	2 x 135MW	
Shandong Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")	333	54.49%	2 x 150MW + 1 x 33MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	900	80%	3 x 300MW	1 x 300MW generating unit under construction
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company")	–	50%		2 x 330MW generating units under construction
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Company")	–	31.11%		
Total capacity managed by the Group	8,280			
Total interested capacity	7,108.5			

Infrastructure Construction Projects

All of the Group's projects under construction have been progressing smoothly as scheduled. The third 300MW generating unit of Guangan Company, 80% owned by the Company, officially commenced commercial operation on 21 July 2004.

1. **Construction in Progress**

To date, the Group's projects in progress include one 300MW generating unit of the Phase II expansion project of Guangan Company and two 330MW generating units of Zhongning Company. It is expected that these generating units will be put into operation by the end of 2004 and in 2005 respectively.

2. **Preliminary Projects**

The Company will expand the two 300MW coal-fired heat and electricity co-generating units of Qingdao Plant Phase II, which is 55% owned by the Company. The project proposal has been accepted and approved by the relevant State authority. The Company strives to commence construction of the project in 2004 and intends to put them into production in 2005 and 2006 respectively.

Feasibility report of the Phase IV expansion project of Zouxian Plant, which is wholly owned by the Company, has been submitted to the State Development and Reform Commission ("SDRC") for approval. The two 1,000MW generating units of the project are expected to commence construction by the end of 2004 and enter operation in 2007 and 2008 respectively.

Based on the development strategy of "diversifying the generation business with a focus on thermal electric power and developing hydropower and fuel projects in an appropriate way", the Company has started to engage in hydropower projects. The Board of Directors has approved the Company to commence the preliminary work for the development of the four 200MW hydropower generating units of Sichuan Luding Hydropower Station. Construction and operation of these generating units are expected to commence in 2005 and 2009 respectively.

Other preliminary projects of the Group include: two 670MW supercritical coal-fired generating units of Weifang Plant Phase II (60% owned); two 600MW coal-fired generating units of the newly-constructed Lingwu Plant Phase I (70% owned); two 600MW coal-fired generating units of Guangan Company Phase III (80% owned); two 600MW supercritical coal-fired generating units of the newly-constructed Laizhou Plant Phase I (wholly owned); two 600MW supercritical coal-fired generating units of the newly-constructed Tengzhou Plant Phase I (wholly owned); two 315MW heat and electricity co-generating units of Tengzhou Company Phase II (54.49% owned); and two 300MW heat and electricity co-generating units of Zhangqiu Company Phase II (90% owned). Proposals of all these projects have been submitted to SDRC.

Proposed Acquisition

On 29 June 2004, the Company entered into an equity transfer agreement in respect of Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company") ("Chizhou Acquisition Agreement") with its controlling shareholder, China Huadian Corporation ("China Huadian"), pursuant to which the Company will acquire China Huadian's 40% equity interest in Chizhou Company for a consideration of RMB79,740,000 (approximately HK$75,230,000), which is expected to be settled by internal funds. Chizhou Acquisition Agreement is conditional upon the completion of filing and recordal procedures at the State-owned Assets Management Authority with regard to the relevant evaluation results, in addition to its relevant approval having been obtained confirming that the 40% interest of Chizhou Company is transferrable to the Company by means of a share transfer agreement. According to Chizhou Acquisition Agreement, in the event that any condition is not fulfilled by 1 October 2004, the Company may elect to terminate the agreement. The Company is required to make a cash payment in a lump sum to China Hudian in respect of the consideration within 10 days following the fulfillment of the conditions precedent set forth in Chizhou Acquisition Agreement, which will consequently be completed on the next day, and the Company will become the largest shareholder of Chizhou Company.

Located in Anhui Province, the PRC, Chizhou Company will mainly engage in electricity generation in the province. Its generating units include two 300MW coal-fired units, which are now under construction and expected to commence operation in November 2005 and May 2006 respectively. By then, they will be integrated into the Eastern China power grid. Details regarding the acquisition are set out in the Company's connected transaction announcement dated 30 June 2004.

Progress of Proposed Issue of A Shares

On 23 June 2004, the proposed issue of A shares by the Company was examined and has been verified by the Public Offering Review Committee of China Securities Regulatory Commission. Should there be any further material developments on the proposal, the Company will, if and when considered applicable and appropriate, issue further announcements in accordance with the relevant disclosure requirements under the Listing Rules. Details regarding the proposal are set out in the Company's announcement and circular dated 14 May 2004, and the relevant announcements dated 25 June 2004 and 29 June 2004 respectively.

Other Matters

According to the resolution passed at the meeting of the Board of Directors held on 28 March 2004, the Company's Supervisory Committee was reorganized to consist of five members, including two non-executive directors, Peng Xingyu and Wang Yingli, and three independent non-executive directors, Hu Yuanmu, Ding Huiping and Wang Chuanshun.

MANAGEMENT DISCUSSION AND ANALYSIS

Economic Environment and Power Demand

The PRC economy maintained a steady growth in the first half of 2004, with Gross Domestic Product ("GDP") of the State amounting to approximately RMB5,877.3 billion, representing an increase of 9.7% over the same period in 2003. GDP of Shandong Province, in which the Group's services are mainly based, was approximately RMB689.96 billion, representing an increase of 15.2% over the same period of the previous year, and was 5.5 percentage points higher than the national average. GDP of Sichuan Province was approximately RMB276.84 billion, representing an increase of 13.5% over the same period last year, and was 3.8 percentage points higher than the national average.

In the first half of 2004, the power consumption of the whole society of Shandong Province amounted to 77,726 million kWh, representing an increase of 18.16% over the same period last year. The industrial sector of Shandong Province consumed 60,356 million kWh, representing an increase of 21.02% over the same period last year and accounting for 77.65% of the total power consumption of the province. The agriculture, fisheries and water conservancy industries consumed 2,960 million kWh, representing an increase of 6.02% over the same period last year and accounting for 3.81% of the total power consumption of the province. The power consumed by the urban and rural residents amounted to 8,205 million kWh, representing an increase of 7.70% over the same period last year and accounting for 10.56% of the total power consumption of the province.

In the first half of 2004, the power consumption of the whole society of Sichuan Province amounted to 28,752 million kWh, increased by 17% when compared with that for the same period last year.

Turnover and Profit

During the Period, the Group's turnover amounted to about RMB4,767 million, representing an increase of about 16.4% when compared with that for the corresponding period last year; the operating profit amounted to about RMB1,237 million, representing a decrease of about 1.63% when compared with that for the corresponding period last year; net profit amounted to approximately RMB659 million, representing a decrease of about 1.71% from the corresponding period of the previous year.

Operating Expenses

During the Period, the operating expenses of the Group amounted to approximately RMB3,530 million, representing an increase of about 24.38% when compared with the corresponding period last year, which was attributable to a growth in the volume of power generation and a rise in coal prices.

The principal operating expense of the Group was the coal costs. During the Period, such costs amounted to RMB1,910 million, accounting for 54.11% of the Group's total operating expenses. During the first half of 2004, the unit price of standard coal amounted to RMB323.74/ tonne, representing an increase of 13% over the same period last year.

During the Period, expenses for major overhauls, repairs and maintenance, personnel costs and selling and administration expenses of the Group totalled RMB710 million, which showed an increase of RMB45.18 million or 6.8% over the same period last year and was lower than the 23.48% growth in the average installed capacity.

During the Period, depreciation and amortization expenses of the Group amounted to RMB748 million, increased by RMB130 million over the same period last year. This was mainly due to an increase in the Group's depreciation arising from the additional assets of generating units.

Other operating expenses amounted to RMB107 million, an increase of RMB21.49 million over the same period last year. The main reasons for the increase was due to the increased oil costs.

Finance Costs

During the Period, net finance costs borne by the Group amounted to RMB229 million, representing a decrease of 2.71% when compared with the corresponding period of the previous year, of which interest expenses amounted to RMB260 million, representing an increase of 7.23% when compared with the corresponding period last year. This was mainly attributable to the increase in the interest expenses of Guangan Company.

Indebtedness

As at 30 June 2004, the borrowings of the Group amounted to RMB12,750 million, of which loans denominated in US dollars amounted to US$202 million. The gearing ratio was 60.16%.

Major Operating Statistics

The table below sets out the major operating statistics of the Group's power plants during the first half of 2004:

Items	Power plants/companies									
	Zouxian	Shiliquan	Laicheng	Qingdao	Weifang	Zibo	Zhangqiu	Tengzhou	Guangan	Total
Interest owned(%)	100	100	100	55	30	100	70	54.49	80	—
Installed capacity (MW)	2,540	1,270	1,200	660	660	447	270	333	600	7,980
Average utilization hours	2,367	2,208	2,352	2,500	2,483	2,217	2,200	2,168	3,414	2,416
Total amount of electricity generated ('million MWh)	6.01	2.80	2.82	1.65	1.64	1.02	0.59	0.72	2.05	17.42
Total amount of electricity supplied ('million MWh)	5.68	2.61	2.66	1.53	1.54	0.88	0.55	0.67	1.90	16.26
Equivalent availability factor (%)	91.62	90.51	93.95	95.10	92.86	86.09	88.84	93.81	87.92	91.59
Capacity factor(%)	54.19	50.54	53.85	57.22	56.85	52.12	50.37	49.62	78.17	55.39
Equivalent forced outage rate (%)	0.12	0	0	1.10	0.10	4.94	0.07	0	1.29	0.53
Electricity supplied coal consumption (g/kWh)	334.21	360.62	342.93	346.83	350.10	370.68	373.78	373.09	340.00	346.80

Note:

For Qingdao and Weifang Plants, total amounts of electricity generated and supplied were calculated in proportion to the percentage of interest the Company owns. Such items were calculated on a 100% basis in respect of the other companies in which the Company owns more than 50%.

Save as the information disclosed above, information about the Group's other matters, which are required by and set out in paragraph 32 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), has not changed materially from that included in the Company's 2003 Annual Report.

Business Outlook for the Second Half of 2004

1. To ensure that the power plants under the Group are operated safely and are able to expand generation capacities, while maintaining a steady growth in utilization hours;

2. To strengthen cost control with particular emphasis on controlling the rise in fuel costs, in addition to making efforts in controlling the increase in unit fuel cost through the adoption of a number of effective measures;

3. To ensure safety in the construction of the fourth 300MW generating unit of Guangan Company and the two 330MW generating units of Zhongning Company, control the progress of such construction projects effectively, maintain the quality of works, minimize unit costs, and strive to achieve commencement of commercial operation of the fourth generating unit of Guangan Company by the end of 2004;

4. With the support from China Huadian, to continue the Group's efforts in exploring power generation markets in the country, proactively pushing forth the progress of the Group's preliminary projects and taking full advantage of mine-mouth power plant's low cost edge;

5. To foster sales and marketing work and increase the utilization rate of power generating equipment to boost power generation volume;

6. To actively explore additional fund-raising channels so as to lower the Company's finance costs and rationalize its capital structure, and prepare ahead for meeting future financing needs arising from business expansion. To endeavour to complete the Company's proposed issue of A shares in the second half of the year.

SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

So far as the Directors of the Company are aware, each of the following persons, not being a Director, Supervisor, chief executive or member of senior management of the Company, had an interest or short position in the Company's shares or underlying shares (as the case may be) as at 30 June 2004 which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 30 June 2004, interested in 5% or more of any class of the then issued share capital of the Company, or was, as at 30 June 2004, a substantial shareholder (as defined in the Listing Rules) of the Company:

			Interest as at 30 June 2004			
Name of shareholder	Type of shares	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued domestic shares	Approximate percentage of shareholding in the Company's total issued H shares	Short position
China Huadian Corporation	Domestic shares	2,815,075,430	53.56%	73.60%	—	—
Shandong International Trust and Investment Company Limited	Domestic shares	903,443,970	17.19%	23.62%	—	—
HKSCC Nominees Limited (Note)	H shares	1,418,731,900	26.99%	—	99.14%	—

Note:

Based on the information available to and obtained by the Directors as at 30 June 2004, the information available on the website of The Stock Exchange of Hong Kong Limited and so far as the Directors are aware, as at 30 June 2004:

1. *Among the 1,418,731,900 H shares held by HKSCC Nominees Limited, Templeton Asset Management Limited had a direct interest in the capacity of investment manager in an aggregate of 157,436,000 H shares of the Company (representing approximately 11.00% of the then total issued H shares).*

2. *Among the 1,418,731,900 H shares held by HKSCC Nominees Limited, UBS AG had an interest, direct or indirect, in an aggregate of 107,355,000 H shares of the Company (representing approximately 7.50% of the then total issued H shares), out of which 107,355,000 H shares, 8,592,000 H shares (representing approximately 0.60% of the then total issued H shares) being held in the capacity as beneficial owner, 96,400,000 H shares (representing approximately 6.74% of the then total issued H shares) being held in the capacity as investment manager, with the remaining 2,363,000 H shares (representing approximately 0.16% of the then total issued H shares) being held in the capacity as a person having a security interest in such shares. According to the information as disclosed in the website of The Stock Exchange of Hong Kong Limited and so far as the Directors are aware, as at 30 June 2004, UBS AG held its indirect interest in the Company in the manner as follows:*

(a) *8,204,000 H shares (representing approximately 0.57% of the Company's then total issued H shares) were held by UBS Global Asset Management (Americas) Inc., which in turn was 100% held by UBS AG;*

(b) *35,070,000 H shares (representing approximately 2.45% of the Company's then total issued H shares) were held by UBS Global Asset Management (UK) Limited, which in turn was 100% held by UBS AG;*

(c) *6,949,000 H shares (representing approximately 0.49% of the Company's then total issued H shares) were held by UBS Fund Services (Luxembourg) SA, which in turn was 100% held by UBS AG;*

(d) *1,779,000 H shares (representing approximately 0.12% of the Company's then total issued H shares) were held by UBS Global Asset Management (Singapore) Limited, which in turn was 100% held by UBS AG;*

(e) *1,040,000 H shares (representing approximately 0.07% of the Company's then total issued H sharess) were held by UBS Global Asset Management (Hong Kong) Limited, which in turn was 100% held by UBS AG; and*

(f) *2,363,000 H shares (representing approximately 0.16% of the Company's then total issued H shares) were held by UBS Securities LLC, which in turn was 100% held by UBS AG.*

3. *Among the 1,418,731,900 H shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 85,852,900 H shares of the Company (representing approximately 5.99% of the then total issued H shares). Out of which 85,852,900 H shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 71,396,900 H shares (representing approximately 4.99% of the then total issued H shares). Based on the information available on the website of The Stock Exchange of Hong Kong Limited and so far as the Directors are aware, J.P. Morgan Chase & Co. was, as at 30 June 2004, interested in the aforesaid 85,852,900 H shares of the Company in the manner as follows:*

   (a) *71,396,900 H shares (representing approximately 4.99% of the Company's then total issued H shares) were held (in a lending pool and in the capacity as custodian corporation/approved lending agent) by JPMorgan Chase Bank, which was 100% held by J.P. Morgan Chase & Co.;*

   (b) *8,000,000 H shares (representing approximately 0.56% of the Company's then total issued H shares) were held in the capacity as investment manager by JF Asset Management Limited. JF Asset Management Limited was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which, in turn, was ultimately 100% held by J.P. Morgan Chase & Co.;*

   (c) *3,924,000 H shares (representing approximately 0.27% of the Company's then total issued H shares) were held in the capacity as beneficial owner by J.P. Morgan Securities Ltd., J.P. Morgan Securities Ltd. was 90% held by J.P. Morgan Holdings (UK) Limited, which, in turn, was ultimately 100% held by J.P. Morgan Chase & Co.; and*

   (d) *2,532,000 H shares (representing approximately 0.18% of the Company's then total issued H shares) were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which was ultimately 100% held by J.P. Morgan Chase & Co..*

Save as disclosed above, according to the records of HKSCC Nominees Limited and other information available to the Directors of the Company as at 30 June 2004, the other H shares held by HKSCC Nominees Limited were held by it on behalf of a number of other persons, and to the knowledge of the Directors of the Company, none of such persons individually was interested in 5% or more of the then total issued H shares of the Company as at 30 June 2004.

Save as disclosed above and so far as the Directors are aware, as at 30 June 2004, no other person (other than the Directors, Supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Listing Rules) of the Company.

DIRECTORS, SUPERVISORS, CHIEF EXECUTIVES AND SENIOR MANAGEMENT'S INTERESTS

As at 30 June 2004, none of the Directors, Supervisors, chief executives or members of senior management of the Company and their respective associates had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, Supervisor, chief executive or member of senior management was taken or deemed to have under such provisions of the SFO), or which was required to be entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

During the Period, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of its securities ('securities' having the meaning as ascribed in the Listing Rules) .

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 30 June 2004, the Group's deposits placed with financial institutions or other parties did not include any designated or trust deposits, or any material deposits which could not be collected by the Group upon maturity.

MATERIAL LITIGATION

As at 30 June 2004, the Group was not involved in any material litigation or arbitration. Besides, no litigation or claim of material importance was known to the Directors of the Company to be pending or threatened by or against the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Group is not, or was not for any part of the Period, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

CONSOLIDATED INCOME STATEMENT

for the six months ended 30 June 2004 (unaudited)
(Expressed in Renminbi)

		Six months ended 30 June	
		2004	2003
	Note	***RMB'000***	*RMB'000*
Turnover	3	**4,767,278**	4,095,677
Operating expenses			
Coal consumption		**(1,910,264)**	(1,419,385)
Depreciation and amortisation		**(748,279)**	(618,672)
Major overhaul expenses		**(112,764)**	(151,916)
Repairs and maintenance		**(62,305)**	(95,519)
Personnel costs		**(394,056)**	(203,632)
Selling and administration expenses		**(140,391)**	(213,275)
Sales related taxes		**(54,724)**	(49,831)
Other operating expenses		**(107,384)**	(85,894)
		(3,530,167)	(2,838,124)
Operating profit		**1,237,111**	1,257,553
Other income		**5,693**	124
Net finance costs	4	**(229,288)**	(235,676)
Non-operating income/ (expenses), net		**3,274**	(1,687)
Profit from ordinary activities before taxation	5	**1,016,790**	1,020,314
Taxation	6	**(333,477)**	(340,194)
Profit from ordinary activities after taxation		**683,313**	680,120
Minority interests		**(24,177)**	(9,544)
Profit attributable to shareholders		**659,136**	670,576
Basic earnings per share	8(i)	**RMB0.125**	RMB 0.128

The notes on pages 18 to 27 form part of this interim financial report.

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

for the six months ended 30 June 2004 (unaudited)

There was no gain or loss recognised directly in equity during the six months ended 30 June 2003 and 2004.

The notes on pages 18 to 27 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

as at 30 June 2004 (unaudited)
(Expressed in Renminbi)

	Note	At 30 June 2004 RMB'000	At 31 December 2003 RMB'000
Non-current assets			
Property, plant and equipment		**18,687,318**	17,162,513
Construction in progress	9	**2,682,671**	709,699
Lease prepayments		**394,067**	390,597
Intangible assets		**54,832**	41,001
Interest in associates	10	**209,800**	173,600
Investments		**145,639**	133,039
Deposit	11	**—**	237,800
Deferred tax assets		**49,204**	57,903
		22,223,531	18,906,152
Current assets			
Inventories		**294,926**	189,339
Deposits, other receivables and prepayments		**423,181**	58,676
Trade receivables	12	**777,700**	835,677
Fixed deposits maturing over three months		**31,650**	21,032
Cash and cash equivalents	13	**1,183,284**	568,839
		2,710,741	1,673,563
Current liabilities			
Bank loans		**2,646,317**	824,224
Other loans		**225,506**	10,506
Current portion of long term loans from a shareholder		**—**	36,944
Current portion of state loan		**8,772**	8,451
Trade and other payables	14	**1,653,336**	1,555,817
Dividend payable	7	**183,963**	—
Tax payable		**169,473**	172,734
		4,887,367	2,608,676
Net current liabilities		**(2,176,626)**	(935,113)
Total assets less current liabilities carried forward		**20,046,905**	17,971,039

CONSOLIDATED BALANCE SHEET *(CONTINUED)*

as at 30 June 2004 (unaudited)
(Expressed in Renminbi)

	Note	**At 30 June 2004** ***RMB'000***	At 31 December 2003 *RMB'000*
Total assets less current liabilities brought forward		**20,046,905**	17,971,039
Non-current liabilities			
Bank loans		**8,084,511**	7,222,493
Loans from a shareholder		**510,000**	510,000
State loan		**84,137**	88,601
Other loans		**1,191,154**	642,406
Deferred government grant		**34,220**	11,220
Deferred tax liabilities		**208,428**	192,797
		10,112,450	8,667,517
		9,934,455	9,303,522
Equity			
Share capital	15	**5,256,084**	5,256,084
Capital reserve	15	**778,040**	778,040
Statutory common reserve	15	**816,355**	816,355
Statutory common welfare fund	15	**283,920**	283,920
Retained profits	15	**2,457,710**	1,982,537
		9,592,109	9,116,936
Minority interests		**342,346**	186,586
Total equity and minority interests		**9,934,455**	9,303,522

The notes on pages 18 to 27 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2004 (unaudited)
(Expressed in Renminbi)

	Six months ended 30 June	
	2004	2003
	RMB'000	*RMB'000*
Net cash from operating activities	**1,074,511**	1,603,663
Net cash used in investing activities	**(1,275,234)**	(1,076,307)
Net cash from/(used in) financing activities	**815,168**	(294,068)
Increase in cash and cash equivalents	**614,445**	233,288
Cash and cash equivalents at 1 January	**568,839**	1,045,402
Cash and cash equivalents at 30 June	**1,183,284**	1,278,690

The notes on pages 18 to 27 form part of this interim financial report.

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

(1) Basis of preparation

This interim financial report set out on pages 13 to 27 is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants. KPMG's independent review report to the Board of Directors is included on page 28.

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board.

The financial information relating to the financial year ended 31 December 2003 included in the interim financial report does not constitute the company's annual financial statements prepared under International Financial Reporting Standards ("IFRS") for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31 December 2003 are available at the company's legal office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 28 March 2004.

The same accounting policies adopted in the 2003 annual financial statements have been applied to the interim financial report, except for the adoption of the following new accounting policy because the company entered into several foreign currency forward contracts in 2004 to hedge with foreign currency risk of loans denominated in the United States dollars ("USD").

"Fair value hedges

Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability, any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement."

The notes on the interim financial report include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the group since the 2003 annual financial statements.

(2) Acquisition

In January 2004, the company acquired 80% equity interest in Sichuan Guangan Power Generation Company Limited ("Guangan Power Plant") from its holding company, China Huadian Corporation ("China Huadian"), for a total consideration of RMB 580,813,000. As at 30 June 2004, Guangan Power Plant operates and develops four coal-fired generating units with installed capacity of 300MW each, two of which are in operation and two are under construction, and owns 45% equity interest in an associated company, Sichuan Huayingshan Longtan Coal Company Limited.

(3) Turnover

Turnover represents the sale of electricity and heat, net of value added tax. Components of the group's turnover are as follows:

	Six months ended 30 June	
	2004	2003
	RMB'000	*RMB'000*
Sale of electricity	**4,675,389**	4,020,492
Sale of heat	**91,889**	75,185
	4,767,278	4,095,677

(4) Net finance costs

	Six months ended 30 June	
	2004	2003
	RMB'000	*RMB'000*
Interest on bank and other loans	**303,851**	258,446
Less: interest capitalised	**(43,534)**	(15,690)
Net interest expenses	**260,317**	242,756
Less: interest income	**(6,960)**	(7,080)
net revaluation gain on derivative financial instruments	**(24,069)**	—
Net finance costs	**229,288**	235,676

The interest costs have been capitalised at a rate of 4.95% per annum (six months ended 30 June 2003: 5.64% per annum) for construction in progress.

(5) Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging:

	Six months ended 30 June	
	2004	2003
	RMB'000	*RMB'000*
Cost of inventories	**2,127,061**	1,519,459
Amortisation of intangible assets and lease prepayments	**11,730**	10,075
Depreciation	**736,549**	608,597

(6) Taxation

	Six months ended 30 June	
	2004	2003
	RMB'000	*RMB'000*
Charge for the People's Republic of China ("PRC") enterprise income tax	**312,920**	330,611
Deferred tax expense	**20,557**	9,583
	333,477	340,194

The charge for PRC enterprise income tax is calculated at the rate of 33% (six months ended 30 June 2003: 33%) on the estimated assessable profit of the group for the six months ended 30 June 2004.

(7) Dividends

Dividends approved during the six months ended 30 June 2003 and 2004 are as follows:

	Six months ended 30 June	
	2004	2003
	RMB'000	*RMB'000*
Final dividend approved of RMB0.035 per share for the year ended 31 December 2003 (Year ended 31 December 2002: RMB0.036)	**183,963**	189,219
	183,963	189,219

No dividend has been paid during the six months ended 30 June 2003 and 2004.

On 17 August 2004, the Board of Directors approved an interim dividend of RMB0.02 per share for the six months ended 30 June 2004, totalling RMB105,122,000 (six months ended 30 June 2003: RMB0.02, totalling RMB105,122,000). The total amount of the dividend payable of RMB105,122,000 is based on the total number of shares in issue of 5,256,084,200 as at 16 August 2004 being the latest practicable date prior to the board meeting.

(8) Earnings per share

(i) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of the company for the six months ended 30 June 2004 of RMB659,136,000 (six months ended 30 June 2003: RMB 670,576,000) and the number of shares in issue during the six months ended 30 June 2004 of 5,256,084,200 (six months ended 30 June 2003: 5,256,084,200).

(ii) Diluted earnings per share

There were no dilutive potential shares in existence during the six months ended 30 June 2003 and 2004.

(9) Construction in progress

	At 30 June 2004 *RMB'000*	At 31 December 2003 *RMB'000*
Balance at 1 January	**709,699**	1,363,657
Through acquisition of a subsidiary	**1,046,319**	—
Additions	**937,865**	2,454,819
Transferred to property, plant and equipment	**(11,212)**	(3,108,777)
Balance at 30 June 2004/ 31 December 2003	**2,682,671**	709,699

(10) Interest in associates

At 30 June 2004, the group had the following associates, all of which are unlisted and incorporated in the PRC:

		Proportion of ownership interest			
Name of associates	Paid up capital RMB'000	group's effective interest	held by the company	held by subsidiary	Principal activities
Ningxia Yinglite Zhongning Power Company Limited	51,200	50%	50%	-	Development of power plants
Ningxia Power Generation Company (Group) Limited	540,000	31.11%	31.11%	-	Development of power plants
Sichuan Huayingshan Longtan Coal Company Limited (note)	36,000	36%	-	45%	Development and exploration of coal mines

Note: *This associated company was acquired during the six months period ended 30 June 2004 through the acquisition of Guangan Power Plant as noted in note 2.*

(11) Deposit

The balance as at 31 December 2003 represented a deposit paid to China Huadian for the acquisition of 80% equity interest in Guangan Power Plant. For details, please refer to note 2.

(12) Trade receivables

	At 30 June 2004 *RMB'000*	At 31 December 2003 *RMB'000*
Trade receivables for sale of electricity	**727,768**	780,134
Trade receivables for sale of heat	**49,932**	55,543
	777,700	835,677

Receivables from sale of electricity are due within 30 days from the date of billing. Receivables from sale of heat are due within 90 days from the date of billing.

The ageing analysis of trade receivables is as follows:

	At 30 June 2004 *RMB'000*	At 31 December 2003 *RMB'000*
Current	**689,820**	835,677
Overdue	**87,880**	—
	777,700	835,677

(13) Cash and cash equivalents

	At 30 June 2004 *RMB'000*	At 31 December 2003 *RMB'000*
Cash at bank and in hand	**1,056,861**	307,748
Deposits with banks and other financial institutions	**126,423**	261,091
	1,183,284	568,839

(14) Trade and other payables

	At 30 June 2004 *RMB'000*	At 31 December 2003 *RMB'000*
Trade payables	**387,470**	283,192
Payable to contractors	**537,333**	676,274
Others	**728,533**	596,351
	1,653,336	1,555,817

Trade payables are generally due within 30 days from the date of billing. The amounts were not yet due for payment as at 30 June 2004.

(15) Share capital and reserves

	Share capital *RMB'000*	Capital reserve *RMB'000*	Statutory common reserve *RMB'000*	Statutory common welfare fund *RMB'000*	Retained profits *RMB'000*	Total shareholders' equity *RMB'000*
Balance at 1 January 2004	5,256,084	778,040	816,355	283,920	1,982,537	9,116,936
Profit for the period	—	—	—	—	659,136	659,136
Final dividends approved (Note 7)	—	—	—	—	(183,963)	(183,963)
Balance at 30 June 2004	5,256,084	778,040	816,355	283,920	2,457,710	9,592,109

(16) Material related party transactions

(i) Following the reform of the power sector in the PRC in 2003, the company's controlling ownership was transferred from Shandong Electric Power (Group) Corporation ("SEPCO") to China Huadian on 1 April 2003, and SEPCO ceased to be the holding company of the company on that date.

(ii) The group had the following material transactions with related parties during the six months ended 30 June 2003 and 2004:

	Six months ended 30 June	
	2004	2003
	RMB'000	*RMB'000*
Sale of electricity	—	1,885,413
Interconnection and despatch management fees	—	19,140
Repairs and maintenance services	—	48,473
Construction costs and equipment costs paid and payable to entities controlled by the holding company	**2,640**	58,560
Interest expenses	**20,700**	19,393

Note: *The 2003 amounts, except for interest expenses, represent the group's transactions with SEPCO, and entities controlled by SEPCO, for the three months ended 31 March 2003.*

(iii) The balances due to/ (from) related parties are as follows:

	Nature of transactions	At 30 June 2004 *RMB'000*	At 31 December 003 *RMB'000*
China Huadian Engineering (Group) Corporation	Construction costs and equipment costs	(2,640)	—
China Huadian Finance Corporation Limited (note (v))	Loan	945,000	—
Shandong International Trust and Investment Company Limited	Loan	510,000	546,944

(16) Material related party transactions *(continued)*

(iv) As noted in note 2, in January 2004, the company acquired 80% equity interest in Guangan Power Plant from China Huadian for a total consideration of RMB 580,813,000.

(v) During the six months period ended 30 June 2004, the group borrowed loans from China Huadian Finance Corporation Limited, a subsidiary of China Huadian. The loans are unsecured, interest bearing at rates ranging from 4.54% to 4.94% per annum with maturities up to June 2007.

(17) Capital commitments

(i) The group (excluding jointly controlled entities) had capital commitments outstanding as at 30 June 2004 and 31 December 2003 not provided for in the consolidated financial statements as follows:

	At 30 June 2004 *RMB'000*	At 31 December 2003 *RMB'000*
Contracted for		
— Purchases of power generating equipment	**4,866,233**	1,863,322
— Development of power plants	**434,013**	—
— Investments	**338,090**	571,490
— Improvement projects and others	**172,130**	20,620
	5,810,466	2,455,432
Authorised but not contracted for		
— Development of power plants	**618,677**	459,337
— Investment	**79,740**	—
— Improvement projects and others	**172,927**	71,686
	871,344	531,023
	6,681,810	2,986,455

(ii) The group's share of the jointly controlled entities' capital expenditure commitments amounted to RMB908,454,000 at 30 June 2004 (At 31 December 2003 : RMB745,324,000).

(17) **Capital commitments** *(continued)*

(iii) Pursuant to an acquisition agreement dated 29 June 2004 entered into between the company and China Huadian, the company will acquire 40% equity interest in Anhui Chizhou Jiuhua Power Generation Company Limited ("Jiuhua Power Plant") from China Huadian for a consideration of RMB79,740,000. This acquisition is conditional upon the relevant approval to be obtained from the PRC State-owned Assets Management Authority.

The principal activity of Jinhua Power Plant is the development of two coal-fired generating units with installed capacity of 300MW each.

(18) **Contingent liabilities**

The group and the jointly controlled entities did not have any material contingent liabilities as at 30 June 2004 and 31 December 2003.

(19) **Forward contracts**

During the six months period ended 30 June 2004, the company borrowed short-term foreign currency bank loans totalling USD 100 million. In order to hedge with the foreign currency risk of the USD loans, the company entered into several foreign currency forward contracts at the same time of the borrowing.

(20) **Segment reporting**

The group and its jointly controlled entities' profits are almost entirely attributable to the generation and sale of electricity in the PRC. Accordingly, no segmental analysis is provided.

INDEPENDENT REVIEW REPORT

To the board of directors of Huadian Power International Corporation Limited

INTRODUCTION

We have been instructed by the company to review the interim financial report as set out on pages 13 to 27.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review, which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2004.

KPMG
Certified Public Accountants
Hong Kong, 17 August 2004